KRUSE LANDA MAYCOCK & RICKS, LLC

136 EAST SOUTH TEMPLE, TWENTY-FIRST FLOOR

JAMES R. KRUSE	SALT LAKE CITY, UTAH 84111-1124	TELEPHONE: (801) 531-7090
TELECOPY: (801) 531-7091
MAILING ADDRESS:
WRITER'S E-MAIL	Post Office Box 45561	WRITER'S VOICE MAIL
jkruse@klmrlaw.com	Salt Lake City, Utah 84145-0561	Extension 127

June 25, 2009

VIA FACSIMILE TRANSMISSION

H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FX Energy, Inc.
Registration Statement on Form S-3
File No. 333-155718
Filed November 26, 2008

Dear Mr. Schwall:

Enclosed is a letter from FX Energy, Inc., requesting acceleration of the effective date of the above-referenced registration statement to Monday, June 29, 2009, at such time as may be convenient to the Commission.

Sincerely,

KRUSE LANDA MAYCOCK & RICKS, LLC

/s/ James R. Kruse

James R. Kruse

JRK/vs

Enclosure

cc:	FX Energy, Inc.

Kruse Landa Maycock & Ricks, LLC is a member of MSI, a network of independent professional firms